April 7, 2023

By EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker Andrew Blume Evan Ewing Jay Ingram

Re:	Carbon Revolution Ltd. Registration Statement on Form F-4 Filed February 27, 2023 File No. 333-270047

Dear Ms. Hooker:

This letter is submitted on behalf of Carbon Revolution Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form F-4 filed on February 27, 2023 (the “Registration Statement”), as set forth in your letter dated March 24, 2023 addressed to David Nock, General Counsel of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (the “Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, and updated information as of, and for the six months ended, December 31, 2022.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP.

Registration Statement on Form F-4 filed February 27, 2023

Market and Industry Data, page 6

1.
We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 6 of Amendment No. 1 to address the Staff’s comment.

Sources and Uses of Consideration Provided by Twin Ridge to MergeCo in the Business Combination, page 20

2.
It appears that the Cash and Investment Held in the Trust Account amount in the maximum redemption table does not reflect the impact of 100% of the Twin Ridge Class A ordinary shares being redeemed in connection with the business combination. Please clarify or update.

RESPONSE: In response to the Staff’s comment, the Company respectfully believes that such disclosure is already included.  In the maximum redemption scenario, the table indicates that all $64 million cash and investment held in the Trust Account, as of March 10, 2023, will be returned to shareholders if 100% of the Twin Ridge Class A Ordinary Shares are redeemed in connection with the Business Combination.

Market Price and Dividend Information

Carbon Revolution, page 23

3.
Please revise to briefly discuss the reasons that trading of shares of Carbon Revolution was temporarily suspended on October 31, 2022 and also provide the current share price on ASX. Additionally, revise to state that shares of Carbon Revolution will cease to be quoted on the ASX after the closing of the business combination.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 24 of Amendment No. 1 to address the Staff’s comment.

What interests do the current Twin Ridge shareholders and Twin Ridge’s other current officers and directors have…, page 32

4.
We note the disclosure that the personal and financial interests of the Sponsor as well as Twin Ridge’s executive officers and directors may have influenced their motivation in identifying and selecting Carbon Revolution as a business combination target. Please revise to discuss how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 33, 36, 146, 148, 171 and 173 of Amendment No. 1 to address the Staff’s comment.

Carbon Revolution’s or a third party’s information technology system…, page 63

5.
We note that there has been a previous instance of unauthorized access of Carbon Revolution’s IT systems and that when the issue was identified, access was terminated and steps were then taken to increase security. Please expand your disclosure to discuss the magnitude of the incident, its consequences and, if material, any impact to Carbon Revolution's financial condition. Additionally, please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the Company’s supply chain/suppliers/service providers.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 66 of Amendment No. 1 to address the Staff’s comment.

Tax Consequences of the Merger to U.S. Holders, page 117

6.
We note that you intend that the merger will qualify as a "reorganization" within the meaning of Section 368(a). Please revise your disclosures to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 28 and 123 of Amendment No. 1 to address the Staff’s comment.

Background to the Business Combination, page 148

7.
We note that financial projections without assumptions were presented to Twin Ridge on October 24, 2022 and revised projections with assumptions were presented to Twin Ridge and Craig-Hallum on November 13, 2022. Please tell us whether the October 24, 2022 projections are materially the same as the projections included in the registration statement. If the projections are materially different, please explain these differences, what changes were made and why. Additionally, disclose any discussions relating to the assumptions underlying any projections.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 157 and 158 of Amendment No. 1 to address the Staff’s comment.

Certain Unaudited Carbon Revolution Projected Financial Information, page 167

8.
Please expand your disclosure to discuss the material assumptions underlying your estimated backlog, quantifying where applicable. Additionally, please revise to disclose the number of years remaining in the lifetime of the programs included in the estimated backlog and the basis for, and risk related to, including backlog for years beyond CY2024.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 175 and 176 of Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 174

9.
We note your disclosure on page 178 that MergeCo intends to grant equity incentive awards equal to 5% of the number of issued and outstanding MergeCo ordinary shares immediately after the closing of the business combination. Please prominently disclose, if true, that the pro forma financial statements have not been adjusted to reflect such issuance. To the extent the compensation charge is expected to be material, please disclose as such and, if quantifiable, disclose the expected amount or range of the compensation charge.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 186 to address the Staff's comment that the unaudited pro forma condensed combined financial information has not been adjusted to reflect such issuance. Further, the Company will update the unaudited pro forma condensed combined financial information once the Carbon Revolution Board has approved the terms and conditions of the awards and communicated such terms to employees. The Company will also disclose the impact of the compensation charge once the amount can be quantified based on approved terms and conditions of the awards.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page 179

10.	Please disclose on the face of the pro forma balance sheet the pro forma common stock issued and outstanding.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on the face of the pro forma balance sheet on page 188 of Amendment No. 1 to address the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Financial Information

1. Basis of Presentation, page 182

11.
We note you "arithmetically derived" Twin Ridge's income statement for the year ended June 30, 2022 from other financial statements. Please clearly disclose your methodology for deriving the related statement of operations. Also disclose the exchange rate(s) used in translating the Twin Ridge financial statements to Australian dollars.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 192 of Amendment No. 1 to address the Staff’s comment.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 183

12.
Regarding pro forma adjustment (b), please explain to us in greater detail and revise your disclosures to clarify what this adjustment represents and why it is necessary. In doing so, explain how you determined the $34.6 million fair value of the Founder Shares and tell us why your pro forma statement of operations does not appear to reflect an adjustment for the corresponding compensation charge. Additionally, quantify the fair value of the shares transferred to the directors and explain your consideration of whether a pro forma compensation charge is necessary given the assumed consummation of the recapitalization for pro forma purposes.

RESPONSE: The Company respectfully advises the Staff that the basis of the pro forma adjustment for the Founder Shares is as follows:

-
In the first quarter of 2021, the Sponsor was awarded Twin Ridge Class B Ordinary Shares which automatically convert to Twin Ridge Class A Ordinary Shares on consummation of the Business Combination, pursuant to terms agreed in connection with Twin Ridge’s initial public offering.

-
The Company then considered whether the issuance of these shares should be considered under IFRS 2 Share-based Payments (IFRS 2) or IAS 32 Financial Instruments: Presentation (IAS 32). In making this assessment, the Company considered whether the shares were issued to the holders in their capacity as investors, whether they were issued at fair value and the commercial rationale for the issuance of the securities. The Company determined that the issuance of these shares should be accounted for using an IFRS 2 model for the following reasons: (i) the shares were issued for nominal consideration, (ii) Twin Ridge had previously determined the shares to have a fair value of $5.01, and (iii) the role of the Founders in the formation of Twin Ridge in the absence of employees acting in the capacity of management. This is in contrast to the accounting under US GAAP where the expense is recognized only when the service condition is probable of occurrence (i.e., when a special purpose acquisition company consummates a business combination).

-
IFRS2.13A requires that, where identified consideration received is less than the fair value of equity instruments issued, that this typically indicates that other unidentified services have been received by the relevant entity. The difference between fair value of the shares issued and consideration received, as of grant date, is recognized as a share based compensation charge under IFRS 2.

-
Twin Ridge had determined, through a concurrent award of shares to members of the Twin Ridge Board, that the fair value of Founder Shares was $5.01. Consequently, the Company determined the fair value of the total Founder Share award to be AUD $34.6M by reference to the $5.01 fair value per share in such award converted at the AUD/USD exchange rates on the relevant grant date, multiplied by the number of shares awarded to the Founders.

-
The Company then assessed the appropriate grant date, specifically, whether any performance conditions or in-substance  vesting conditions, such the conversion of any Twin Ridge Class B Ordinary Shares into MergeCo Ordinary Shares, applied with regard to the timing of recognition of the IFRS 2 charge. In considering this, the Company established that:

i.	the award of Founder Shares in the first quarter of 2021 was not subject to any performance or forfeiture conditions;

ii.	while the Founder Shares could not be redeemed or otherwise converted prior to the consummation of any business combination by Twin Ridge, they did have some fair value; and

iii.
as evidenced by the use of the Founder Shares as currency for other transactions with members of the Twin Ridge Board and third parties, the benefits of the shares had transferred to the Founders at initial grant.

Therefore, the Company determined that the Founder Share grant date is the date of issuance, which was in the first quarter of 2021. As there is no contractual service period, the Company considered whether the presumption in IFRS 2.14 that for shares that vest immediately, that services had already been provided would apply. In considering this, the Company noted that unlike the director share awards, there was no contractual performance or forfeiture condition and there was no variability in the founder share conversion based on any eventual business combination (i.e., no transaction value or time-based metrics). On this basis, and because of the specific presumption, the Company determined that the IFRS 2 charge should be recognized in the first quarter of 2021, concurrent with the award of the Founder Shares and Twin Ridge’s IPO.

As such, the Company determined that an IFRS 2 pro forma adjustment for the award of founder shares is required and that as grant date was in the first quarter of 2021 with no further service or in-substance vesting conditions applicable, the timing of the IFRS 2 charge would be as of the grant date. Consequently, no compensation charge in the unaudited pro forma condensed combined statement of operations is proposed as the award is not contingent on consummation of a business combination in the period from July 1, 2021 to June 30, 2022.

The Company also respectfully advises the Staff that it has revised the unaudited pro forma condensed combined statement of operations to include a compensation charge as pro forma adjustment 1H for AUD$444,000 for the fair value of shares awarded to the members of the Twin Ridge Board noting that, unlike the Founder Share awards, such grants had a contractual forfeiture clause based on the successful completion of a business combination.

13.
We note that pro forma adjustment 1A impacts borrowings and equity in addition to cash and marketable securities. Please revise your footnote to provide a more comprehensive explanation of all items included in this pro forma adjustment.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 194 of Amendment No. 1 to address the Staff’s comment.

14.
Please tell us how you determined the waiver of deferred underwriting fees reflected in pro forma adjustment 1B should be recorded within income on your statement of operations rather than as an adjustment to equity.

RESPONSE: The Company respectfully advises the Staff that as the waiver has now been recognized in the Twin Ridge financial statements for the year ended December 31, 2022, it has removed the pro forma adjustment for such waiver. The Company considered whether the waiver represents a period benefit or should be recognized in substantially APIC, being inherently linked to the capital raising and associated original issuance of warrants. The Company has reconsidered the initial presentation as a period benefit and has carried forward the treatment in the Twin Ridge audited financial statements as a transaction in APIC. The Company further advises that the decision to remove this pro forma adjustment is based on its inclusion in Twin Ridge’s historical financial statements.

15.	Please revise your description of pro forma adjustment 1C.1 to explain in greater detail the nature and terms of the share based award payment to advisors.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 193 of Amendment No. 1 to address the Staff’s comment.

16.
We note that pro forma adjustments 1C, 1D, 1D.1, 1D.2 and 1D.3 reflect estimated direct and incremental transaction costs. Citing authoritative accounting guidance, as applicable, please tell us and disclose how Twin Ridge and Carbon Revolution account for all transaction costs. Clearly describe any costs reflected as a reduction of equity rather than expensed. Also revise your disclosures to more fully describe the nature, amounts, and pro forma treatment of transaction costs included under each redemption scenario. Consider providing a tabular presentation.

RESPONSE: The Company respectfully advises the Staff that it considered the guidance in both IAS 32/IFRS 9 Financial Instruments (IFRS 9) (for capital raising) and IFRS 3 Business Combinations (IFRS 3) (business or asset acquisitions (IFRS 3.2(b) and the associated IFRIC November 2017 update). In considering the appropriate model, the net outcome of the transaction is that the Carbon Revolution business, on consummation of the Business Combination would acquire warrant liabilities and investment in money market funds. The Company identified that the IFRS 3.2(b) guidance on asset acquisitions would not be relevant as there are no identifiable assets and liabilities acquired which are measured at cost against which any difference in transaction price may be allocated. Accordingly an IAS 32/IFRS 9 model was considered appropriate.

The Company then assessed whether individual costs should be considered direct and incremental and be considered for capitalization. These included US legal counsel fees and advisory fees related to preparation of the registration statement and other such items. Other costs such as those relating to the structure of the Company or Australian legal counsel fees which relate to matters for existing Carbon Revolution shareholders and the Twin Ridge time extension were determined to not meet the direct and incremental criteria and therefore expensed entirely as a pro forma adjustment.

For potentially capitalizable costs, the Company then considered the requirements of IAS 32.38 as the transaction relates to the registration of both existing Carbon Revolution shareholder equity and the issuance of new shares to Twin Ridge shareholders. IAS 32.38 requires a rational allocation of such costs to be made and the Company determined that a fractional allocation of costs incurred by Carbon Revolution would be applied based on the number of shares relating to new capital issued (shares to former Twin Ridge shareholders) and expenses (shares issued to former Carbon Revolution shareholders). This amount was then calculated based on each redemption scenario. Under the scenarios with no redemption, 25% redemption and 75% redemption, capital raised is higher than the allocation of transaction costs to be capitalized, so all costs allocated to be capitalized will be capitalized. However, under the scenario with 100% redemption, as no capital is raised, all the transaction costs are expensed.

The Company respectfully advises the Staff that it has updated the disclosure on pages 194 and 195 of Amendment No. 1 to address the Staff’s comment.

17.
We note your disclosure on page 176 that a 100% redemption scenario will result in an IFRS 2 charge for the excess of fair value of MergeCo shares issued to Twin Ridge shareholders. Please revise your pro forma financial statement footnotes to clearly disclose where this charge has been reflected in the pro forma statement of operations. Also revise the footnotes to prominently disclose that the maximum redemption scenario would result in a negative cash balance.

RESPONSE: The Company respectfully advises the Staff that it has updated the disclosure on page 194 of Amendment No. 1 to address the Staff’s comment.

Business of Carbon Revolution and Certain Information About Carbon Revolution, page 186

18.
We note that you quantify revenue forecasts for fiscal years 2023 and 2024 on page 186. Please revise your disclosures to fully comply with Item 10(b) of Regulation S-K. In particular, we note that Item 10(b)(2) indicates revenues, net income (loss) and earnings (loss) per share usually are presented together in order to avoid any misleading inferences that may arise when the individual items reflect contradictory trends and that it generally would be misleading to present revenue projections without one of the foregoing measures of income. In addition, confirm that going forward, pursuant to Item 10(b)(3)(iii), you will make full and prompt disclosure of material facts, both favorable and unfavorable, regarding previously issued projections.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 197 of Amendment No. 1 to address the Staff’s comment. The Company has accompanied the forecast of revenue for calendar year 2023 and calendar year 2024 with the corresponding EBITDA amounts to provide investors with a balanced presentation of the Company’s forecast of future financial performance by including a metric that reflects the Company’s expectations of certain expenses. The Company’s inclusion of EBITDA is in lieu of forecasted net income (loss) to present alongside its revenue projections. The Company’s use of forecasted EBITDA reflects the fact that management does not have a reasonable basis for projecting certain expenses that would be necessary to present IFRS-based net income (loss) or earnings per share that will depend on a variety of factors that are not yet known.

The Company confirms that going forward it will make full and prompt disclosure of material facts, both favorable and unfavorable, regarding previously issued projections.

19.
Please revise to elaborate on the Mega-line project. Clearly state the expected timeline for each phase of the Mega-line project, your current production capacity, your expected production capacity at each phase of the Mega-line project and an estimate of the capital expenditures required to complete each phase of the project.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 203 of the Business section of Amendment No. 1 to address the Staff’s comment by adding disclosure with respect to the expected timeline of the first phase of the Mega-line project and subsequent phases thereof, and page 213 of the Management’s Discussion and Analysis of Financial Condition section of Amendment No. 1 to address the Staff’s comment by adding disclosure with respect to the estimated capital expenditures to complete the first phase of the Mega-line project and subsequent phase thereof. The Company respectfully advises the Staff that, in light of the wide range of throughput achievable across product mixes and tooling investment, the Company is unable to provide nominal capacity projections.

20.
Please expand your disclosure to include a description of the sources and availability of raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4. of Form 20-F.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 198 of Amendment No. 1 to address the Staff’s comment.

The Company, page 186

21.
We note your discussion of projected revenue in this section differs from the revenue projections disclosed on page 170. Please revise to (i) clarify which are the latest projections, (ii) clarify if the projections relate to the calendar year or your fiscal year, (iii) discuss material differences from the projections provided to Twin Ridge and Craig-Hallum and (iv) provide the material assumptions underlying the projections and the limitations of those projections.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 198 of Amendment No. 1 to address the Staff’s comment by adding the projections of revenue and EBITDA for calendar years 2023 and 2024 and clarifying that such projections are for such calendar years rather than fiscal years. The Company advises the Staff that there are no differences between the projections presented on page 198 of Amendment No. 1 and the projections provided to Twin Ridge and Craig-Hallum. The Company further advises the Staff that, as there are no such differences in the projections, the assumptions underlying those projections described in the section titled “Projected Financial Information” on page 174 also apply to the projections added on page 198.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carbon Revolution, page 200

22.
If applicable, please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 224 of Amendment No. 1 to address the Staff’s comment.

23.
We note that you have experienced supply chain disruptions. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 213 and 214 of Amendment No. 1 to address the Staff’s comment.

24.
If applicable, please expand your disclosure to identify the principal factors contributing to the inflationary pressures the Company has experienced and clarify the resulting impact to the Company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 214 of Amendment No. 1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carbon Revolution

Capital Employed (in AUD, as of June 30, 2022), page 205

25.
We note that your presentation of “working capital” is calculated as receivables plus inventories less payables. Considering your adjusted working capital measure excludes certain current liabilities, please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Also see the third bullet of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 218 of Amendment No. 1 to address the Staff’s comment. The Company has assessed that there is no requirement to disclose “working capital” nor debtor and inventory days and therefore decided to delete that section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carbon Revolution”.

26.	Please clearly disclose how you calculate debtor days and inventory days. To the extent you use average balances, ensure you specify how the average is determined..

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 218 of Amendment No. 1 to address the Staff’s comment. The Company has assessed that there is no requirement to disclose “working capital” nor debtor and inventory days and therefore decided to delete that section of  “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carbon Revolution”.

Current Outlook, page 206

27.	We note that you are pursuing short-term bridge funding and a new debt facility. Please revise to provide an update on the status of the bridge funding and new debt facility.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 32 of Amendment No. 1 to address the Staff’s comment.

Critical Accounting Policies and Estimates, page 211

28.
We note that you perform impairment testing of fixed assets, intangible assets, and right of use assets at the consolidated entity level. Please tell us in sufficient detail how your impairment methodology complies with IAS 36 and why the recoverable amount of each asset type cannot be estimated on an individual basis or at a cash-generating unit below the consolidated level.

RESPONSE: As outlined in Note 3.5.1 – Information about intangible assets and significant estimates of the Financial Statements as of June 30, 2022, Carbon Revolution has no indefinite life assets and therefore performs an impairment test in case of any impairment indicators and for intangible assets not yet available for use. For the reasons set forth below, the impairment testing is performed at a CGU level, being Carbon Revolution itself, as it is not possible to estimate the recoverable amount of the individual asset.

In addition, the Company has considered the following in its impairment assessment to assess the right level of assessment:

IAS 36.68 states: As defined in paragraph 6, an asset’s cash-generating unit is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Identification of an asset’s cash-generating unit involves judgement. If recoverable amount cannot be determined for an individual asset, an entity identifies the lowest aggregation of assets that generate largely independent cash inflows

IAS 36.69 states: Cash inflows are inflows of cash and cash equivalents received from parties external to the entity. In identifying whether cash inflows from an asset (or group of assets) are largely independent of the cash inflows from other assets (or groups of assets), an entity considers various factors including how management monitors the entity’s operations (such as by product lines, businesses, individual locations, districts or regional areas) or how management makes decisions about continuing or disposing of the entity’s assets and operations.

Carbon Revolution has two key legal entities that generate materially all of its cash inflows; Carbon Revolution Limited (“CRL”) and Carbon Revolution Operations Limited (“CRO”).  However, the cash flows of each entity are not independent of each other: the majority of staff and production assets are owned by CRO, and CRO has all the contracts with customers, where the revenue and cash inflows are generated from the sale of products and services, but CRL holds the majority of the intangible assets and IP, government grant and most of Carbon Revolution’s cash balances. Although there are government grant inflows and cash held by CRL, these are used in the operations in CRO. Hence, the cash inflows of the entities are interrelated, as CRL has no customer contracts and CRO cannot service its customers without the support of CRL

All other legal entities in the CBR are immaterial or dormant.

From an asset perspective, Carbon Revolution is in a very unique position. Given there is only a very limited number of carbon wheel producers in the world, the majority of assets are bespoke and not found elsewhere in the world and designed by Carbon Revolution and its partners and made specifically for Carbon Revolution. The production process involves many individual machines and many have been specifically designed by and tested for Carbon Revolution and are not easily tradeable in an open/ active market as there is no demand. For example, the high-pressure molding line is the PPE asset with highest value (approximately $5 million), that has been specifically designed and tested over many months for CBR. Similar are the intangible assets which relate only to development costs as well as patents and trademarks that are all specific to the Company.  Therefore, for PPE and Intangibles the assets do not generate cash inflows that are at all independent of those from other assets.

Management of MergeCo Following the Business Combination, page 229

29.	We note your disclosure on page 248 that MergeCo's board shall be divided into three classes. Please revise to specify the class and term of each director and director nominee.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 245 of Amendment No. 1 to address the Staff’s comment.

Index to Financial Statements, page F-1

30.
We note that Carbon Revolution Limited financial statements for the half-year ended December 31, 2022 have been provided on its website. Please include the interim financial statements in your next amendment. See Item 8.A.5 of Form 20-F.

RESPONSE: The Company respectfully advises the Staff that it has included the interim financial statements for the half-year ended December 31, 2022 beginning on page F-24 of Amendment No. 1 to address the Staff’s comment.

Carbon Revolution Limited Audited Financial Statements

Notes to the financial statements

Government grants, page F-53

31.
We note that you reflected payments related to the Australian Federal Government's JobKeeper scheme within operating activities on your statement of cash flows. Please tell us and disclose your accounting policy for classifying government grants on your statement of cash flows and explain how your accounting treatment complies with IAS 7 and IAS 20.

RESPONSE: The Company respectfully advises the Staff that IAS 7.6 states that :

•	Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.

•	Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents

•	Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity.

In addition, IAS 7.11 states that an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business. Classification by activity provides information that allows users to assess the impact of those activities on the financial position of the entity and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities.

IAS 20.12 states that a government grant is recognized as income over the period necessary to match them with the related costs, for which they are intended to compensate, on a systematic basis. Therefore, as the grants are intended to subsidize wages, an operating cash flow item, it is therefore appropriate that the grant related to it also be classified as an operating cash flow item.

Government grants can be considered as operating or investing cash flow depending on the nature of activity for which the grant is intended to compensate. Grants for the acquisition of long-term assets should be classified as investing cash flows whereas grants given as a compensation for expenses incurred is classified as cash flows from operating activities, to match their treatment in the income statement.

We refer to the disclosure in Note 2.2 – other income – JobKeeper that outlines the recognition of the grant:

JobKeeper

The Australian Federal Government’s JobKeeper scheme effectively provided a wage subsidy to Carbon Revolution, which was materially impacted by COVID-19. The JobKeeper scheme ended on March 28, 2021. Carbon Revolution was acting as principal and the JobKeeper payments represent a government grant, which is recognized under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. This grant is recognized as a receivable when there is reasonable assurance that the entity will comply with the conditions attached to the grant and the grant will be received. The grant is recognized in profit or loss in the period in which the entity recognizes the related costs as expenses. The grant is disclosed in other income in the consolidated statements of profit or loss and other comprehensive income and within the cash flow in government grants.

As the grant was intended to compensate for the costs occurred in the daily operations and not for the acquisition of assets, the receipt of the grant was disclosed in the operating cash flow.

The Company respectfully advises the Staff that it has revised the disclosure in Note 4 to its December 31, 2022 interim financial statements to disclose its accounting policy for classifying government grants in the statement of cash flows.

Exhibits

32.	Please file the following agreements or explain why you are not required to do so:

•	material lease agreements;
•	material debt agreements; and
•	a form of indemnification agreement with MergeCo.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has evaluated the materiality of each of the agreements to which is a party and has determined that (i) none of its lease agreements is material for purposes of Item 601(b)(10) of Regulation S-K because the Company believes that it would be able to secure suitable comparable space for its manufacturing and offices on a timely basis and (ii) none of its debt agreements is individually material for purposes of Item 601(b)(10) of Regulation S-K, including that the Company is not substantially dependent on any single agreement.  The Company further acknowledges the Staff’s comment and is filing a “form of indemnification agreement” as an exhibit to Amendment No. 1.

General

33.	Please provide us with any correspondence between Barclays, Evercore and Twin Ridge relating to the resignations of Barclays and Evercore, including the November 15, 2022 letters.

RESPONSE: The Company respectfully advises the Staff that the Company has provided to the Staff formal letters from each of Barclays and Evercore noting that each bank has agreed to waive its right to the deferred underwriting commission.

34.
Please provide us with Barclays' and Evercore's engagement letters with Twin Ridge. Please disclose any ongoing obligations of the Company pursuant to the engagement letters that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

RESPONSE: The Company respectfully advises the Staff that each of Barclays and Evercore has not executed engagement letters with Twin Ridge in connection with the Business Combination with Carbon Revolution. The Company also respectfully advises the Staff that all terms, conditions and obligations, including indemnification obligations, of the parties pursuant to the Underwriting Agreement entered into in connection with Twin Ridge’s initial public offering, which are stated to survive termination shall survive and remain in full force and effect to the extent provided in the Underwriting Agreement.

35.
Please disclose whether Barclays or Evercore assisted in the preparation or review of any materials reviewed by Twin Ridge's board of directors or management and whether Barclays and Evercore have withdrawn their association with those materials and notified Twin Ridge of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that the resignations indicate that Barclays and Evercore are not willing to have the liability associated with such work in this transaction.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 37 of Amendment No. 1 to address the Staff’s comment.

36.
Please revise your disclosure to highlight for investors that the withdrawals of Barclays and Evercore indicate that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Barclays and Evercore have been previously involved with the transaction.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 37, 102 and 160 of Amendment No. 1 to address the Staff’s comment.

37.
We understand that Barclays and Evercore, representatives of the underwriters in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to and clarify Twin Ridge's current relationship with Barclays and Evercore.

RESPONSE: The Company respectfully advises the Staff that William P. Russell, Jr., Co-CEO and CFO of Twin Ridge, called representatives of each of Barclays and Evercore on November 7, 2022 to inform them that Twin Ridge was working to enter into a business combination agreement with Carbon Revolution. On November 15, 2022, representatives of each of Barclays and Evercore delivered a formal letter notifying Twin Ridge that each bank has agreed to waive its right to the deferred underwriting commission. Twin Ridge was not made aware of the reasons why each of Barclays and Evercore waived their respective portion of the deferred underwriting commission. Twin Ridge does not have a formal relationship with either Barclays or Evercore at this time. The Company respectfully advises the Staff that it has revised the disclosure on pages 37, 102 and 160 of Amendment No. 1 to address the Staff’s comment.

38.
Disclose whether Barclays and Evercore provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays and Evercore waived deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays and Evercore performed all of their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 37, 102 and 160 of Amendment No. 1 to address the Staff’s comment.

39.
Please describe what relationship existed between Barclays/Evercore and Twin Ridge after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays or Evercore. For example, clarify whether Barclays or Evercore had any role in the identification or evaluation of business combination targets.

RESPONSE: The Company respectfully advises the Staff that, following the closing of Twin Ridge’s initial public offering, Barclays and Evercore each assisted the Twin Ridge team in identifying and engaging with potential business combination targets. In certain situations, Barclays and Evercore provided further assistance in assessing whether these targets would be successful merger candidates.

40.
Please tell us whether you are aware of any disagreements with Barclays or Evercore regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Barclays and Evercore were to be compensated, in part, on a deferred basis for their underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays and Evercore waived such fees and are disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

RESPONSE: The Company respectfully advises the Staff that Twin Ridge is not aware of any disagreements with Barclays or Evercore regarding the disclosure in our registration statement. The Company respectfully advises the Staff that revised the disclosure on pages 37 and 102 of Amendment No. 1 to address the Staff’s comment.

41.
Please provide us with a letter from each of Barclays and Evercore stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each of Barclays and Evercore and they either agree or do not agree with the conclusions and the risks associated with such outcome. If Barclays and Evercore do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.

RESPONSE: The Company respectfully advises the Staff that Twin Ridge provided to each of Barclays and Evercore the disclosures in the proxy statement/prospectus pertaining to their respective waivers. Each of Barclays and Evercore did not provide a reason for waiving its deferred underwriting commission and did not respond to Twin Ridge's inquiries on this topic. Accordingly, no inference should be drawn that Barclays and Evercore agree with the disclosure regarding their respective waiver. As requested by the Staff, the Company has revised the disclosure on pages 37, 102 and 159 of Amendment No. 1 to state that the withdrawals of Barclays and Evercore indicate that they do not want to be associated with the disclosure in the proxy statement/prospectus or the transactions contemplated thereby.

42.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 19, 31, 80, 152 and 170 of Amendment No. 1 to address the Staff’s comment.

43.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 44 and 107 of Amendment No. 1 to address the Staff’s comment.

44.
Please update the registration statement to reflect the results of your March 6, 2023 extraordinary general meeting. Please include the number of shares that were redeemed and update the amount remaining in the trust account throughout the registration statement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 1 to address the Staff’s comment.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (212) 453-7203 or jletalien@goodwinlaw.com.

Sincerely,
/s/ Jeffrey A. Letalien

cc:
Jacob Dingle, Carbon Revolution Ltd.
David Nock, Esq., Carbon Revolution Ltd.
Jocelyn Arel, Esq., Goodwin Procter LLP
Alexander Mackinnon, Esq., Herbert Smith Freehills
Connor Manning, Esq., Arthur Cox LLP
Christian Nagler, Esq., Kirkland & Ellis LLP
Peter Seligson, Esq., Kirkland & Ellis LLP